UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 24F-2
Annual Notice of Securities Sold
Pursuant to Rule 24f-2

Read instructions at end of Form before preparing Form. Please print or type.

1.   Name and address of issuer:

      Dreyfus Investment Portfolios
      200 Park Avenue
      New York, NY 10166

2.   The name of each series or class of securities for which this Form is filed (If the
      form is being filed for all series and classes of securities of the issuer, check the
      box but do not list series or classes):   [X]

3.   Investment Company Act File Number: 811-08673

      Securities Act File Number: 333-47011

4(a). Last day of fiscal year for which this notice is filed:

         December 31, 2003

4(b). [   ] Check box if this Form is being filed late (i.e. more than 90 calendar days
       after the end of the issuer's fiscal year). (See Instruction A.2)

Note: If the Form is being filed late, interest must be paid on the registration fee due.

4(c). [   ] Check box if this is the last time the issuer will be filing this Form.

Core Bond Portfolio – Initial Shares
5.   Calculation of registration fee:

      (I)   Aggregate sale price of securities sold during the $ -0-
            fiscal year pursuant to section 24(f):   --------------

      (ii) Aggregate price of securities redeemed or $ -0-
            repurchased during the fiscal year: --------------

      (iii) Aggregate price of securities redeemed or $ 5,650,045
            repurchased during any PRIOR fiscal year ending no --------------
            earlier than October 11, 1995 that were not
            previously used to reduce registration fees
            payable to the Commission:

      (iv) Total available redemption credits [add Items   -$ 5,650,045
            5(ii) and 5(iii):   --------------

      (v)   Net Sales - if Item 5(I) is greater than Item $ -0-
            5(iv) [subtract Item 5(iv) from Item 5(i)]:   --------------

      (vi) Redemption credits available for use in future $(5,650,045)
            years -- if Item 5(i) is less than Item 5(iv)   --------------
            [subtract Item 5(iv) from Item 5(I)]:

      (vii) Multiplier for determining registration fee (See   x   .0001267
            Instruction C.9):   --------------

1

```
          (viii)  Registration fee due (multiply Item 5(v) by Item        =$  -0-
                  5(vii) (enter "0" if no fee is due):                     ==============
```

6.   If the response to item 5(i) was determined by deducting an amount of securities that
        were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
        before October 11, 1997, then report the amount of securities (number of shares or
        other units) deducted here: -0-. If there is a number of shares or other units that
        were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
        for which this form is filed that are available for use by the issuer in future fiscal
        years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
        issuer's fiscal year (See Instruction D):
```
                                                                          +$   N/A
                                                                          -------------
```

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
        plus line 7]:
```
                                                                          =$  -0-
                                                                          =============
```

 Core Bond Portfolio – Service Shares
5.   Calculation of registration fee:

```
        (I)     Aggregate sale price of securities sold during the        $    -0-
                fiscal year pursuant to section 24(f):                    ---------------

        (ii)    Aggregate price of securities redeemed or                 $  -0-
                repurchased during the fiscal year:                       ---------------

        (iii)   Aggregate price of securities redeemed or                 $    -0-
                repurchased during any PRIOR fiscal year ending no        ---------------
                earlier than October 11, 1995 that were not
                previously used to reduce registration fees
                payable to the Commission:

        (iv)    Total available redemption credits [add Items             -$ -0-
                5(ii) and 5(iii):                                         --------------

        (v)     Net Sales - if Item 5(I) is greater than Item             $  -0-
                5(iv) [subtract Item 5(iv) from Item 5(i)]:               ---------------

        (vi)    Redemption credits available for use in future           $(   0   )
                years -- if Item 5(i) is less than Item 5(iv)            ---------------
                [subtract Item 5(iv) from Item 5(I)]:

        (vii)   Multiplier for determining registration fee (See          x   .0001267
                Instruction C.9):                                        -------------

        (viii)  Registration fee due (multiply Item 5(v) by Item          =$ -0-
                5(vii) (enter "0" if no fee is due):                      ==============
```

6.   If the response to item 5(i) was determined by deducting an amount of securities that
        were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
        before October 11, 1997, then report the amount of securities (number of shares or
        other units) deducted here: -0-. If there is a number of shares or other units that
        were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
        for which this form is filed that are available for use by the issuer in future fiscal
        years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
        issuer's fiscal year (See Instruction D):
```
                                                                          +$   N/A
                                                                          -------------
```

8.	Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

                                                                    =$ -0-
                                                                    =============

Core Value Portfolio – Initial Shares
5.	Calculation of registration fee:

	(I)	Aggregate sale price of securities sold during the $ -0-
		fiscal year pursuant to section 24(f): --------------

	(ii)	Aggregate price of securities redeemed or $ -0-
		repurchased during the fiscal year: --------------

	(iii)	Aggregate price of securities redeemed or $ -0-
		repurchased during any PRIOR fiscal year ending no --------------
		earlier than October 11, 1995 that were not
		previously used to reduce registration fees
		payable to the Commission:

	(iv)	Total available redemption credits [add Items $ -0-
		5(ii) and 5(iii): --------------

	(v)	Net Sales - if Item 5(I) is greater than Item $ -0-
		5(iv) [subtract Item 5(iv) from Item 5(i)]: --------------

	(vi)	Redemption credits available for use in future $ -0-
		years -- if Item 5(i) is less than Item 5(iv) --------------
		[subtract Item 5(iv) from Item 5(I)]:

	(vii)	Multiplier for determining registration fee (See x .0001267
		Instruction C.9): --------------

	(viii)	Registration fee due (multiply Item 5(v) by Item =$ -0-
		5(vii) (enter "0" if no fee is due): =============

6.	If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7.	Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

                                                                    +$ N/A

8.	Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

                                                                    =$ -0-
                                                                    =============

Core Value Portfolio – Service Shares
5.	Calculation of registration fee:

	(I)	Aggregate sale price of securities sold during the $ -0-
		fiscal year pursuant to section 24(f): --------------

        (ii)   Aggregate price of securities redeemed or $ -0-
                repurchased during the fiscal year: --------------

       (iii)   Aggregate price of securities redeemed or $ -0-
                repurchased during any PRIOR fiscal year ending no --------------
                earlier than October 11, 1995 that were not
                previously used to reduce registration fees
                payable to the Commission:

        (iv)   Total available redemption credits [add Items $ -0-
                5(ii) and 5(iii):   --------------

         (v)   Net Sales - if Item 5(I) is greater than Item $ -0-
                5(iv) [subtract Item 5(iv) from Item 5(i)]:   --------------

        (vi)   Redemption credits available for use in future $ -0-
                years -- if Item 5(i) is less than Item 5(iv)   --------------
                [subtract Item 5(iv) from Item 5(I)]:

       (vii)   Multiplier for determining registration fee (See   x   .0001267
                Instruction C.9):   --------------

      (viii)   Registration fee due (multiply Item 5(v) by Item   =$ -0-
                5(vii) (enter "0" if no fee is due):   ==============

6.   If the response to item 5(i) was determined by deducting an amount of securities that
        were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
        before October 11, 1997, then report the amount of securities (number of shares or
        other units) deducted here: -0-. If there is a number of shares or other units that
        were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
        for which this form is filed that are available for use by the issuer in future fiscal
        years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
        issuer's fiscal year (See Instruction D):
                                                                  +$ N/A
                                                                  ----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
        plus line 7]:

                                                                  =$ -0-
                                                                  ==============

Emerging Leaders Portfolio – Initial Shares
5.   Calculation of registration fee:

         (I)   Aggregate sale price of securities sold during the $ 0
                fiscal year pursuant to section 24(f):   --------------

        (ii)   Aggregate price of securities redeemed or $ 0
                repurchased during the fiscal year: --------------

       (iii)   Aggregate price of securities redeemed or $ -0-
                repurchased during any PRIOR fiscal year ending no --------------
                earlier than October 11, 1995 that were not
                previously used to reduce registration fees
                payable to the Commission:

        (iv)   Total available redemption credits [add Items   -$ 0
                5(ii) and 5(iii):   -------------

         (v)   Net Sales - if Item 5(I) is greater than Item $
                5(iv) [subtract Item 5(iv) from Item 5(i)]:   --------------

4

(vi)	Redemption credits available for use in future years -- if Item 5(i) is less than Item 5(iv) [subtract Item 5(iv) from Item 5(I)]:	$(40,444) ---------------
(vii)	Multiplier for determining registration fee (See Instruction C.9):	x .0001267 --------------
(viii)	Registration fee due (multiply Item 5(v) by Item 5(vii) (enter "0" if no fee is due):	=$ 0 ==============

6.   If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

                                                               +$ N/A
                                                               ----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

                                                               =$ 0
                                                               =============

Emerging Leaders Portfolio – Service Shares
5.   Calculation of registration fee:

(I)	Aggregate sale price of securities sold during the fiscal year pursuant to section 24(f):	$ ---------------
(ii)	Aggregate price of securities redeemed or repurchased during the fiscal year:	$ ---------------
(iii)	Aggregate price of securities redeemed or repurchased during any PRIOR fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission:	$ -0- ---------------
(iv)	Total available redemption credits [add Items 5(ii) and 5(iii):	-$ -------------
(v)	Net Sales - if Item 5(I) is greater than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]:	$ 0 ---------------
(vi)	Redemption credits available for use in future years -- if Item 5(i) is less than Item 5(iv) [subtract Item 5(iv) from Item 5(I)]:	$(0) ---------------
(vii)	Multiplier for determining registration fee (See Instruction C.9):	X .0001267 --------------
(viii)	Registration fee due (multiply Item 5(v) by Item 5(vii) (enter "0" if no fee is due):	=$ 0 ==============

6.   If the response to item 5(i) was determined by deducting an amount of securities that
        were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
        before October 11, 1997, then report the amount of securities (number of shares or
        other units) deducted here: -0-. If there is a number of shares or other units that
        were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
        for which this form is filed that are available for use by the issuer in future fiscal
        years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
        issuer's fiscal year (See Instruction D):

                                                                    +$ N/A
                                                                    ----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
        plus line 7]:

                                                                    =$ 0
                                                                    =============

Emerging Markets Portfolio – Initial Shares
5.   Calculation of registration fee:

        (I)   Aggregate sale price of securities sold during the $341,640
               fiscal year pursuant to section 24(f):   --------------

        (ii)   Aggregate price of securities redeemed or $ -0-
               repurchased during the fiscal year: --------------

        (iii) Aggregate price of securities redeemed or $ -0-
               repurchased during any PRIOR fiscal year ending no   --------------
               earlier than October 11, 1995 that were not
               previously used to reduce registration fees
               payable to the Commission:

        (iv)   Total available redemption credits [add Items $ -0-
               5(ii) and 5(iii):   --------------

        (v)   Net Sales - if Item 5(I) is greater than Item $341,640
               5(iv) [subtract Item 5(iv) from Item 5(i)]:   --------------

        (vi)   Redemption credits available for use in future $ -0-
               years -- if Item 5(i) is less than Item 5(iv)   --------------
               [subtract Item 5(iv) from Item 5(I)]:

        (vii) Multiplier for determining registration fee (See   x   .0001267
               Instruction C.9):   --------------

        (viii) Registration fee due (multiply Item 5(v) by Item   =$27.64
               5(vii) (enter "0" if no fee is due):   =============

6.   If the response to item 5(i) was determined by deducting an amount of securities that
        were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
        before October 11, 1997, then report the amount of securities (number of shares or
        other units) deducted here: -0-. If there is a number of shares or other units that
        were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
        for which this form is filed that are available for use by the issuer in future fiscal
        years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
        issuer's fiscal year (See Instruction D):

                                                                    +$ N/A
                                                                    ----

8. Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

$$=\$27.64$$
$$============$$

Emerging Markets Portfolio – Service Shares

5. Calculation of registration fee:

(I) Aggregate sale price of securities sold during the fiscal year pursuant to section 24(f):

$$\$ \quad -0-$$
$$--------------$$

(ii) Aggregate price of securities redeemed or repurchased during the fiscal year:

$$\$ \quad -0-$$
$$--------------$$

(iii) Aggregate price of securities redeemed or repurchased during any PRIOR fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission:

$$\$ \quad -0-$$
$$--------------$$

(iv) Total available redemption credits [add Items 5(ii) and 5(iii):

$$\$ \quad -0-$$
$$--------------$$

(v) Net Sales - if Item 5(I) is greater than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]:

$$\$ \quad -0-$$
$$--------------$$

(vi) Redemption credits available for use in future years -- if Item 5(i) is less than Item 5(iv) [subtract Item 5(iv) from Item 5(I)]:

$$\$ \quad -0-$$
$$--------------$$

(vii) Multiplier for determining registration fee (See Instruction C.9):

$$x \quad .0001267$$
$$--------------$$

(viii) Registration fee due (multiply Item 5(v) by Item 5(vii) (enter "0" if no fee is due):

$$=\$ \quad -0-$$
$$============$$

6. If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7. Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

$$+\$ \quad N/A$$
$$--------------$$

8. Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

$$=\$ \quad -0-$$
$$============$$

Founders Discovery Portfolio – Initial Shares

5. Calculation of registration fee:

(I) Aggregate sale price of securities sold during the fiscal year pursuant to section 24(f):

$$\$ \quad 0$$
$$--------------$$

(ii)	Aggregate price of securities redeemed or repurchased during the fiscal year:	$ 0 --------------
(iii)	Aggregate price of securities redeemed or repurchased during any PRIOR fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission:	$ -0- --------------
(iv)	Total available redemption credits [add Items 5(ii) and 5(iii):	-$ 0 -------------
(v)	Net Sales - if Item 5(I) is greater than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]:	$ 0 --------------
(vi)	Redemption credits available for use in future years -- if Item 5(i) is less than Item 5(iv) [subtract Item 5(iv) from Item 5(I)]:	$(0) --------------
(vii)	Multiplier for determining registration fee (See Instruction C.9):	x .0001267 -------------
(viii)	Registration fee due (multiply Item 5(v) by Item 5(vii) (enter "0" if no fee is due):	=$ 0 ==============

6. If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7. Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):


+$ N/A


8. Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:


=$ 0
 ============

Founders Discovery Portfolio – Service Shares

5. Calculation of registration fee:

(I)	Aggregate sale price of securities sold during the fiscal year pursuant to section 24(f):	$ 0 --------------
(ii)	Aggregate price of securities redeemed or repurchased during the fiscal year:	$ 0 --------------
(iii)	Aggregate price of securities redeemed or repurchased during any PRIOR fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission:	$ -0- --------------
(iv)	Total available redemption credits [add Items 5(ii) and 5(iii):	-$ 0 -------------
(v)	Net Sales - if Item 5(I) is greater than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]:	$ 0 --------------

            (vi)   Redemption credits available for use in future $(0   )
                   years -- if Item 5(i) is less than Item 5(iv)   ---------------
                   [subtract Item 5(iv) from Item 5(I)]:

            (vii) Multiplier for determining registration fee (See   x   .0001267
                   Instruction C.9):   --------------

            (viii) Registration fee due (multiply Item 5(v) by Item   =$ 0
                   5(vii) (enter "0" if no fee is due):   ==============

6.   If the response to item 5(i) was determined by deducting an amount of securities that
       were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
       before October 11, 1997, then report the amount of securities (number of shares or
       other units) deducted here: -0-. If there is a number of shares or other units that
       were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
       for which this form is filed that are available for use by the issuer in future fiscal
       years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
       issuer's fiscal year (See Instruction D):
                                                                          +$ N/A
                                                                         ----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
       plus line 7]:

                                                                         =$ 0
                                                                         =============

Founders Growth Portfolio – Initial Shares
5.   Calculation of registration fee:

            (I)   Aggregate sale price of securities sold during the $ -0-
                   fiscal year pursuant to section 24(f):   ---------------

            (ii)   Aggregate price of securities redeemed or $ -0-
                   repurchased during the fiscal year: ---------------

            (iii) Aggregate price of securities redeemed or $ -0-
                   repurchased during any PRIOR fiscal year ending no   ---------------
                   earlier than October 11, 1995 that were not
                   previously used to reduce registration fees
                   payable to the Commission:

            (iv)   Total available redemption credits [add Items   -$ -0-
                   5(ii) and 5(iii):   -------------

            (v)   Net Sales - if Item 5(I) is greater than Item $ -0-
                   5(iv) [subtract Item 5(iv) from Item 5(i)]:   ---------------

            (vi)   Redemption credits available for use in future $(0   )
                   years -- if Item 5(i) is less than Item 5(iv)   ---------------
                   [subtract Item 5(iv) from Item 5(I)]:

            (vii) Multiplier for determining registration fee (See   x   .0001267
                   Instruction C.9):   --------------

            (viii) Registration fee due (multiply Item 5(v) by Item   =$ -0-
                   5(vii) (enter "0" if no fee is due):   ==============

6.   If the response to item 5(i) was determined by deducting an amount of securities that
       were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
       before October 11, 1997, then report the amount of securities (number of shares or

other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

$$+\$ \quad -0-$$
----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

$$=\$ \quad -0-$$
=============

Founders Growth Portfolio – Service Shares

5.   Calculation of registration fee:

(I)   Aggregate sale price of securities sold during the fiscal year pursuant to section 24(f):

$$\$ \quad -0-$$

(ii)   Aggregate price of securities redeemed or repurchased during the fiscal year:

$$\$ \quad -0-$$

(iii) Aggregate price of securities redeemed or repurchased during any PRIOR fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission:

$$\$ \quad -0-$$

(iv)   Total available redemption credits [add Items 5(ii) and 5(iii):

$$-\$ \quad -0-$$

(v)   Net Sales - if Item 5(I) is greater than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]:

$$\$ \quad -0-$$

(vi)   Redemption credits available for use in future years -- if Item 5(i) is less than Item 5(iv) [subtract Item 5(iv) from Item 5(I)]:

$$\$(\quad 0 \quad)$$

(vii) Multiplier for determining registration fee (See Instruction C.9):

$$x \quad .0001267$$

(viii) Registration fee due (multiply Item 5(v) by Item 5(vii) (enter "0" if no fee is due):

$$=\$ \quad -0-$$
==============

6.   If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

$$+\$ \quad -0-$$
----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

$$=\$ \quad -0-$$
=======

Founders International Equity Portfolio – Initial Shares

5.   Calculation of registration fee:

(I)   Aggregate sale price of securities sold during the fiscal year pursuant to section 24(f): $ -0-
----

(ii)   Aggregate price of securities redeemed or repurchased during the fiscal year: $ -0-
----

(iii)   Aggregate price of securities redeemed or repurchased during any PRIOR fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission: $ -0-
----

(iv)   Total available redemption credits [add Items 5(ii) and 5(iii): $ -0-
----

(v)   Net Sales - if Item 5(I) is greater than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]: $ -0-
----

(vi)   Redemption credits available for use in future years -- if Item 5(i) is less than Item 5(iv) [subtract Item 5(iv) from Item 5(I)]: $ -0-
----

(vii)   Multiplier for determining registration fee (See Instruction C.9):   x .0001267

(viii)   Registration fee due (multiply Item 5(v) by Item 5(vii) (enter "0" if no fee is due):   =$ -0-
=============

6.   If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

+$ N/A
----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

=$ -0-
=============

Founders International Equity Portfolio – Service Shares

5.   Calculation of registration fee:

(I)   Aggregate sale price of securities sold during the fiscal year pursuant to section 24(f): $ -0-
----

(ii)   Aggregate price of securities redeemed or repurchased during the fiscal year: $ -0-
----

(iii)   Aggregate price of securities redeemed or repurchased during any PRIOR fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission: $ -0-
----

```
          (iv)  Total available redemption credits [add Items      $      -0-
                5(ii) and 5(iii):                                 --------------

           (v)  Net Sales - if Item 5(I) is greater than Item      $      -0-
                5(iv) [subtract Item 5(iv) from Item 5(i)]:        --------------


          (vi)  Redemption credits available for use in future     $      -0-
                years -- if Item 5(i) is less than Item 5(iv)      --------------
                [subtract Item 5(iv) from Item 5(I)]:

         (vii)  Multiplier for determining registration fee (See      x .0001267
                Instruction C.9):                                  --------------


        (viii)  Registration fee due (multiply Item 5(v) by Item   =$      -0-
                5(vii) (enter "0" if no fee is due):               ==============
```

6.   If the response to item 5(i) was determined by deducting an amount of securities that
      were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
      before October 11, 1997, then report the amount of securities (number of shares or
      other units) deducted here: -0-. If there is a number of shares or other units that
      were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
      for which this form is filed that are available for use by the issuer in future fiscal
      years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
      issuer's fiscal year (See Instruction D):

```
                                                                  +$    N/A
                                                                  -------------
```

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
      plus line 7]:

```
                                                                  =$  -0-
                                                                    ========
```


Founders Passport Portfolio – Initial Shares
5.   Calculation of registration fee:

```
           (I)  Aggregate sale price of securities sold during the    $ 0
                fiscal year pursuant to section 24(f):               --------------

          (ii)  Aggregate price of securities redeemed or          $ 0
                repurchased during the fiscal year:                --------------

         (iii)  Aggregate price of securities redeemed or          $   3,955
                repurchased during any PRIOR fiscal year ending no --------------
                earlier than October 11, 1995 that were not
                previously used to reduce registration fees
                payable to the Commission:

          (iv)  Total available redemption credits [add Items         -$ 3,955
                5(ii) and 5(iii):                                  --------------

           (v)  Net Sales - if Item 5(I) is greater than Item         $   0
                5(iv) [subtract Item 5(iv) from Item 5(i)]:        --------------


          (vi)  Redemption credits available for use in future     $(3,955)
                years -- if Item 5(i) is less than Item 5(iv)      --------------
                [subtract Item 5(iv) from Item 5(I)]:

         (vii)  Multiplier for determining registration fee (See      x    .0001267
                Instruction C.9):                                  --------------
```

(viii) Registration fee due (multiply Item 5(v) by Item   =$ 0
       5(vii) (enter "0" if no fee is due):   ==============

6.   If the response to item 5(i) was determined by deducting an amount of securities that
      were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
      before October 11, 1997, then report the amount of securities (number of shares or
      other units) deducted here: -0-. If there is a number of shares or other units that
      were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
      for which this form is filed that are available for use by the issuer in future fiscal
      years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
      issuer's fiscal year (See Instruction D):

                                                                +$ N/A
                                                                ----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
      plus line 7]:

                                                                =$ 0
                                                                =======

Founders Passport Portfolio – Service Shares
5.   Calculation of registration fee:

      (I)   Aggregate sale price of securities sold during the $ 0
            fiscal year pursuant to section 24(f):   ---------------

      (ii) Aggregate price of securities redeemed or $ 0
            repurchased during the fiscal year: ---------------

      (iii) Aggregate price of securities redeemed or $ -0-
            repurchased during any PRIOR fiscal year ending no ---------------
            earlier than October 11, 1995 that were not
            previously used to reduce registration fees
            payable to the Commission:

      (iv) Total available redemption credits [add Items   -$ 0
            5(ii) and 5(iii):   --------------

      (v)   Net Sales - if Item 5(I) is greater than Item $ 0
            5(iv) [subtract Item 5(iv) from Item 5(i)]:   ---------------

      (vi) Redemption credits available for use in future $(0   )
            years -- if Item 5(i) is less than Item 5(iv)   ---------------
            [subtract Item 5(iv) from Item 5(I)]:

      (vii) Multiplier for determining registration fee (See   x   .0001267
            Instruction C.9):   --------------

      (viii) Registration fee due (multiply Item 5(v) by Item   =$ 0
             5(vii) (enter "0" if no fee is due):   ==============

6.   If the response to item 5(i) was determined by deducting an amount of securities that
      were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
      before October 11, 1997, then report the amount of securities (number of shares or
      other units) deducted here: -0-. If there is a number of shares or other units that
      were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
      for which this form is filed that are available for use by the issuer in future fiscal
      years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
      issuer's fiscal year (See Instruction D):

```
                                                              +$   N/A
                                                           -------------
```

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
     plus line 7]:

```
                                                           =$ 0
                                                           =============
```

Japan Portfolio – Initial Shares
5.   Calculation of registration fee:

```
     (I)    Aggregate sale price of securities sold during the      $-0-
            fiscal year pursuant to section 24(f):               ---------------

     (ii)   Aggregate price of securities redeemed or          $-0-
            repurchased during the fiscal year:               ---------------

     (iii)  Aggregate price of securities redeemed or          $   -0-
            repurchased during any PRIOR fiscal year ending no ---------------
            earlier than October 11, 1995 that were not
            previously used to reduce registration fees
            payable to the Commission:

     (iv)   Total available redemption credits [add Items        -$ -0-
            5(ii) and 5(iii):                                   --------------

     (v)    Net Sales - if Item 5(I) is greater than Item          $   -0-
            5(iv) [subtract Item 5(iv) from Item 5(i)]:         ---------------

     (vi)   Redemption credits available for use in future      $(   0   )
            years -- if Item 5(i) is less than Item 5(iv)      ---------------
            [subtract Item 5(iv) from Item 5(I)]:

     (vii)  Multiplier for determining registration fee (See      x    .0001267
            Instruction C.9):                                   --------------

    (viii)  Registration fee due (multiply Item 5(v) by Item     =$ -0-
            5(vii) (enter "0" if no fee is due):                =============
```

6.   If the response to item 5(i) was determined by deducting an amount of securities that
     were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
     before October 11, 1997, then report the amount of securities (number of shares or
     other units) deducted here: -0-. If there is a number of shares or other units that
     were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
     for which this form is filed that are available for use by the issuer in future fiscal
     years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
     issuer's fiscal year (See Instruction D):

```
                                                           +$   N/A
                                                           -------------
```

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
     plus line 7]:

```
                                                           =-0-
                                                           =============
```

Japan Portfolio – Service Shares
5.   Calculation of registration fee:

```
     (I)    Aggregate sale price of securities sold during the      $-0-
            fiscal year pursuant to section 24(f):               ---------------
```

(ii)	Aggregate price of securities redeemed or repurchased during the fiscal year:	$ -0-
(iii)	Aggregate price of securities redeemed or repurchased during any PRIOR fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission:	$ -0-
(iv)	Total available redemption credits [add Items 5(ii) and 5(iii):	-$ -0-
(v)	Net Sales - if Item 5(I) is greater than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]:	$ -0-
(vi)	Redemption credits available for use in future years -- if Item 5(i) is less than Item 5(iv) [subtract Item 5(iv) from Item 5(I)]:	$(0)
(vii)	Multiplier for determining registration fee (See Instruction C.9):	x .0001267
(viii)	Registration fee due (multiply Item 5(v) by Item 5(vii) (enter "0" if no fee is due):	=$ -0-

6.   If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

+$ N/A

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

=$ -0-

Midcap Stock Portfolio – Initial Shares
5.   Calculation of registration fee:

(I)	Aggregate sale price of securities sold during the fiscal year pursuant to section 24(f):	$ 1,867,334.29
(ii)	Aggregate price of securities redeemed or repurchased during the fiscal year:	$ 737,932.10
(iii)	Aggregate price of securities redeemed or repurchased during any PRIOR fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission:	$ -0-
(iv)	Total available redemption credits [add Items 5(ii) and 5(iii):	-$ 737,932.10

(v) Net Sales - if Item 5(I) is greater than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]:	$ 1,129,402.19 --------------	

(vi) Redemption credits available for use in future years -- if Item 5(i) is less than Item 5(iv) [subtract Item 5(iv) from Item 5(I)]:	$(0) --------------	

(vii) Multiplier for determining registration fee (See Instruction C.9):	x .0001267 --------------	

(viii) Registration fee due (multiply Item 5(v) by Item 5(vii) (enter "0" if no fee is due):	=$ 143.10 =============	

6. If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7. Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

                                                            +$ N/A
                                                            ----

8. Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

                                                            =$ 143.10
                                                            =============

Midcap Stock Portfolio – Service Shares
5. Calculation of registration fee:

(I) Aggregate sale price of securities sold during the fiscal year pursuant to section 24(f):	$ 0 --------------	

(ii) Aggregate price of securities redeemed or repurchased during the fiscal year:	$ 0 --------------	

(iii) Aggregate price of securities redeemed or repurchased during any PRIOR fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission:	$ -0- --------------	

(iv) Total available redemption credits [add Items 5(ii) and 5(iii):	-$ 0 --------------	

(v) Net Sales - if Item 5(I) is greater than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]:	$ 0 --------------	

(vi) Redemption credits available for use in future years -- if Item 5(i) is less than Item 5(iv) [subtract Item 5(iv) from Item 5(I)]:	$(0) --------------	

(vii) Multiplier for determining registration fee (See Instruction C.9):	x .0001267 --------------	

    (viii) Registration fee due (multiply Item 5(v) by Item   =$ 0
           5(vii) (enter "0" if no fee is due):   ==============

6.   If the response to item 5(i) was determined by deducting an amount of securities that
       were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
       before October 11, 1997, then report the amount of securities (number of shares or
       other units) deducted here: -0-. If there is a number of shares or other units that
       were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
       for which this form is filed that are available for use by the issuer in future fiscal
       years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
       issuer's fiscal year (See Instruction D):
                                            +$ N/A
                                          ----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
       plus line 7]:

                                        =$ 0
                                        ==============

Small Cap Stock Index Portfolio – Service Shares
5.   Calculation of registration fee:

      (I)   Aggregate sale price of securities sold during the $380,375
           fiscal year pursuant to section 24(f):   ---------------

      (ii) Aggregate price of securities redeemed or $ 47,492
           repurchased during the fiscal year: ---------------

     (iii) Aggregate price of securities redeemed or $ -0-
           repurchased during any PRIOR fiscal year ending no   ---------------
           earlier than October 11, 1995 that were not
           previously used to reduce registration fees
           payable to the Commission:

      (iv) Total available redemption credits [add Items   - $47,492
           5(ii) and 5(iii):   --------------

       (v) Net Sales - if Item 5(I) is greater than Item $332,883
           5(iv) [subtract Item 5(iv) from Item 5(i)]:   ---------------

      (vi) Redemption credits available for use in future $ -0-
           years -- if Item 5(i) is less than Item 5(iv)   ---------------
           [subtract Item 5(iv) from Item 5(I)]:

     (vii) Multiplier for determining registration fee (See   x .0001267
           Instruction C.9):   --------------

    (viii) Registration fee due (multiply Item 5(v) by Item   =$42.18
           5(vii) (enter "0" if no fee is due):   ==============

6.   If the response to item 5(i) was determined by deducting an amount of securities that
       were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
       before October 11, 1997, then report the amount of securities (number of shares or
       other units) deducted here: -0-. If there is a number of shares or other units that
       were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year

for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

```
                                                     +$   N/A
                                                       -------------
```

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

```
                                                     =$42.18
                                                       =============
```

Technology Growth Portfolio - Initial Shares
5.   Calculation of registration fee:

```
Aggregate sale price of securities sold during the       $1,758,263
fiscal year pursuant to section 24(f):                   ------------

Aggregate price of securities redeemed or            $1,067,824
repurchased during the fiscal year:                      ---------------

Aggregate price of securities redeemed or            $   99,243
repurchased during any PRIOR fiscal year ending no       ---------------
earlier than October 11, 1995 that were not
previously used to reduce registration fees
payable to the Commission:

Total available redemption credits [add Items            -$ 1,167,067
5(ii) and 5(iii):                                          --------------

Net Sales - if Item 5(I) is greater than Item             $ 591,196
5(iv) [subtract Item 5(iv) from Item 5(i)]:               --------------

Redemption credits available for use in future      $
years -- if Item 5(i) is less than Item 5(iv)            ---------------
[subtract Item 5(iv) from Item 5(I)]:

Multiplier for determining registration fee (See          x   .0001267
Instruction C.9):                                         --------------

Registration fee due (multiply Item 5(v) by Item          =$ 74.90
5(vii) (enter "0" if no fee is due):                     ==============
```

6.   If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

```
                                                     +$   N/A
                                                       -------------
```

8. Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

                                                                        =$74.90
                                                                        =============

Technology Growth Portfolio – Service Shares
5. Calculation of registration fee:

    (I)   Aggregate sale price of securities sold during the fiscal year pursuant to section 24(f):

$ -0-

    (ii) Aggregate price of securities redeemed or repurchased during the fiscal year:

$ -0-

    (iii) Aggregate price of securities redeemed or repurchased during any PRIOR fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission:

$ -0-

    (iv) Total available redemption credits [add Items 5(ii) and 5(iii):

-$ -0-

    (v)   Net Sales - if Item 5(I) is greater than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]:

$ -0-

    (vi) Redemption credits available for use in future years -- if Item 5(i) is less than Item 5(iv) [subtract Item 5(iv) from Item 5(I)]:

$(0)

    (vii) Multiplier for determining registration fee (See Instruction C.9):

x   .0001267

    (viii) Registration fee due (multiply Item 5(v) by Item 5(vii) (enter "0" if no fee is due):

=$ -0-
=============

6. If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7. Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

                                                                        +$ N/A
                                                                        ----

8. Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

                                                                        =$ -0-
                                                                        =============

TOTAL FOR ALL: **=$ 287.82**
                                                                        =============

9. Date the registration fee and interest payment was sent to the Commission's lockbox depository:

        Method of Delivery:

                    [X] Wire Transfer
                    [   ] Mail or other means

                            SIGNATURES

    This report has been signed below by the following person on behalf of the issuer and in the capacity and on the date indicated.

    By (Signature and Title)*
                                _____
                                Jeff Prusnofsky, Assistant Secretary

    Date: March ___, 2003

* Please print the name and title of the signing officer below the signature.